Global X Funds

399 Park Avenue, 32nd floor  ▪  New York, New York 10022  ▪  (212) 644-6440   FAX (646) 514-5968

May 11, 2011

VIA EDGAR

Mr. Kieran G. Brown
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC

RE:	Global X Funds (“Trust”) File Nos. 333-151713, 811-22209
Post-Effective Amendment No. 32

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended ("1933 Act"), the undersigned hereby requests that effectiveness under the 1933 Act of Post-Effective Amendment No. 32 to its registration statement on Form N-1A be accelerated to May 12, 2011 or as soon thereafter as possible. Post- Effective Amendment No.32 was filed electronically with the Commission on May 11, 2011. The undersigned is aware of its obligations under the 1933 Act

Sincerely,

Global X Funds

/s/ Bruno del Ama
By:  Bruno del Ama
Title:  President